Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that is the subject of a registration statement, which includes a preliminary joint proxy statement/prospectus that has been filed by Lance with the SEC on August 13, 2010. This document is not a substitute for the preliminary joint proxy statement/prospectus that Lance has filed with the SEC or any other document (including the definitive joint proxy statement/prospectus) that will be filed with the SEC or sent to Lance or Snyder’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC OR SENT TO STOCKHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s are contained in the preliminary joint proxy statement/prospectus filed by Lance with the SEC on August 13, 2010. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.
Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission (“SEC”) on August 13, 2010. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the Form S-4 that has been filed by Lance on August 13, 2010. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

Date: August 19, 2010
To: All Lance Employees
From: David V. Singer, President and Chief Executive Officer
Lance, Inc. and Snyder’s of Hanover, Inc. are extremely excited to announce to you that our Companies have received clearance from the U. S. Federal Trade Commission through early termination of the review process for our previously announced proposed merger of equals. The merger is expected to be completed in the fourth quarter of this year and is still subject to shareholder approval by Lance and Snyder’s stockholders and the satisfaction of other customary closing conditions.
We are pleased with the quick and orderly review of our proposed merger by the Federal Trade Commission and their decision for early termination. We remain confident in our ability to complete this merger to form a stronger national snack food company, Snyder’s-Lance, Inc. I hope you share my excitement about the potential strength and scale of the combined companies, the value that the merger will bring to our consumers, customers and shareholders and the opportunities the merger will offer you, our employees.
As previously communicated on July 22nd, the new company will be called Snyder’s-Lance, Inc. and will have corporate offices in Charlotte, North Carolina with certain key leaders and functions continuing to be headquartered in Hanover, Pennsylvania. I will be the Chief Executive Officer (CEO) of Snyder’s-Lance, Inc., Carl E. Lee, Jr., the current Snyder’s of Hanover President and CEO, will become the President and Chief Operating Officer (COO) of the combined company and Rick Puckett, our current Executive Vice President (EVP) and Chief Financial Officer (CFO), will serve as EVP and CFO of the combined company.
Throughout the remainder of the regulatory and shareholder review process, we will provide open communications regularly as updates are available. Please keep in mind that until we receive final regulatory and shareholder approval, nothing will change. Until that time, we will continue to conduct business as usual and stay focused on satisfying America’s snacking appetite.
As you know, response to the proposed merger has been widely reported by local and national media. As a result, we expect some media outlets may attempt to reach Lance employees to get a comment or more information regarding the proposed merger. Therefore, it is important to keep in mind that Lance, Inc. has a strict media policy stating that only the approved Lance spokesperson(s) may speak with reporters, editors or other members of the media that are involved with researching, producing or writing stories on the proposed merger. Any non-approved Lance staff approached by the media may NOT answer questions or make statements.
I know that with the excitement of change often comes a little apprehension, too. I want to challenge that mindset and encourage you to think about the opportunities that come with this proposed merger. Our ultimate goal is to create a company positioned for growth and opportunities for employees, customers, consumers and shareholders. This represents an opportunity to form a better company focused on making high-quality, wholesome snack foods while also benefiting employees, customers and consumers, and driving long-term shareholder value.
I hope you will share my enthusiasm about the early completion of this significant step of the review process.

As always, if you have questions regarding the proposed merger, I encourage you to speak to your supervisor. In addition, we encourage you to visit http://my.lance.com for more information and a new set of Frequently Asked Questions specifically regarding this announcement, which will be posted for your review tomorrow.
I appreciate your hard work and commitment and I look forward to sharing a very bright future with you as we work together to satisfy our customers and consumers and deliver profitable long-term growth.
Regards,
Dave
Important Information for Investors and Stockholders
This memorandum relates to a proposed merger between the Company and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by the Company with the SEC. This memorandum is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that the Company may file with the SEC or the Company or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of the Company, free of charge at the SEC’s website (www.sec.gov) or by directing a request to the Company through Dee Noon, Assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, the Company and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of the Company. A list of the names of those directors and executive officers and descriptions of their interests in the Company and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by the Company with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.